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                          UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D. C.  20549


                          SCHEDULE 13D


            UNDER THE SECURITIES EXCHANGE ACT OF 1934
                   (AMENDMENT NO.      1    )*
                                   ---------

                      ACCESS BEYOND, INC.
---------------------------------------------------------------
                        (Name of Issuer)

            COMMON STOCK, PAR VALUE $0.01 PER SHARE
 --------------------------------------------------------------
                 (Title of Class of Securities)

                            00431W108
    --------------------------------------------------------
                         (CUSIP Number)

         RICHARD L. CHILTON, JR., INC., 320 PARK AVENUE,
                  22ND FLOOR NEW YORK, NY 10022
                          (212) 751-3596
 ----------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)

                        FEBRUARY 28, 1997
     -------------------------------------------------------
     (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          SCHEDULE 13D

CUSIP No.  00431W108                        Page 2 of 4 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

	RICHARD L. CHILTON, JR.			###-##-####

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

	WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

	UNITED STATES


  NUMBER OF      7  SOLE VOTING POWER

   SHARES  		672,8000

 BENEFICIALLY
		 8  SHARED VOTING POWER
OWNED BY EACH
               		0
 REPORTING
                 9  SOLE DISPOSITIVE POWER
PERSON WITH
                 	672,800

                10 SHARED DISPOSITIVE POWER

			0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	672,800

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*


13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


14  TYPE OF REPORTING PERSON*

	IN

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
	INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1.  Security and Issuer
	 -------------------

         The Schedule 13D initially filed on November 26, 1996 of Richard L. Chilton, Jr. (the "Reporting Person"), relating to the common stock, par value $.01 per share (the "Shares"), issued by Access Beyond, Inc., a Delaware corporation (the "Issuer"), is hereby amended by this Amendment No. 1 to the Schedule 13D as follows:

ITEM 5.  Interest in Securities of the Issuer
	 ------------------------------------

         Item 5 is hereby supplemented by the addition of the following:

         As of the date hereof, the Reporting Person is deemed to be the beneficial owner of 672,800 Shares, constituting 5.6% of the outstanding shares (based upon 11,989,587 shares issued and outstanding as of March 2, 1997 according to publicly available filings of the Issuer).

         From January 14, 1997 through March 13, 1997, the Reporting Person has disposed of 177,200 Shares. The number of Shares and the price per Share for all transactions effected the Reporting Person since the filing of the Schedule 13D are as follows:


          Trade Date       No. of Shares    Price Per Share
           ----------       -------------    ---------------

            1/14/97         (1000)           $6.63
            1/30/97         (4000)           $6.67
             2/6/97       (25,000)           $6.69
             2/7/97       (15,000)           $6.69
            2/10/97        (3,000)           $6.69
            2/21/97       (33,000)           $6.33
            2/24/97       (17,900)           $6.03
            2/25/97        (2,200)           $6.03
            2/27/97          (600)           $5.81
            2/28/97       (13,000)           $5.96
             3/3/97        (7,000)           $5.95
             3/5/97       (26,500)           $5.94
             3/6/97       (20,000)           $5.69
            3/13/97        (9,000)           $4.82


All such transactions were open market transactions. No other transactions were effected by the Reporting Person during such period.


                            SIGNATURE
                            ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 21, 1997

                              RICHARD L. CHILTON, JR.


                              By:  /s/ Richard L. Chilton, Jr.
                                   ---------------------------